UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                             PRESIDIO CAPITAL CORP.
                      -----------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $.01 Par Value
                ------------------------------------------------
                         (Title of Class of Securities)


                                    G72201109
                           -------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 11 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No. G72201109                                           Page 2 of 11 Pages



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               ANGELO, GORDON & CO., L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Citizenship or Place of Organization

               DELAWARE

                      5      Sole Voting Power
 Number of                          1,195,308
   Shares
Beneficially          6      Shared Voting Power
  Owned By                          11,126
    Each
  Reporting           7      Sole Dispositive Power
   Person                           1,195,308
    With
                      8      Shared Dispositive Power
                                    19,990

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,195,308

10      Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*[_]

11      Percent of Class Represented By Amount in Row (9)

                             13.6%

12      Type of Reporting Person*

               BD, IA, PN

                                  SCHEDULE 13G

CUSIP No. G72201109                                           Page 3 of 11 Pages



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               JOHN M. ANGELO

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Citizenship or Place of Organization

               UNITED STATES

                      5      Sole Voting Power
 Number of                          4,000
   Shares
Beneficially          6      Shared Voting Power
  Owned By                          1,206,434
    Each
  Reporting           7      Sole Dispositive Power
   Person                           4,000
    With
                      8      Shared Dispositive Power
                                    1,220,919

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,300

10      Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*[_]

11      Percent of Class Represented By Amount in Row (9)

                             0.0%

12      Type of Reporting Person*

               IN, HC

                                  SCHEDULE 13G

CUSIP No. G72201109                                           Page 4 of 11 Pages



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               MICHAEL L. GORDON

2       Check the Appropriate Box If a Member of a Group*
                                            a. [_]
                                            b. [X]

3       SEC Use Only

4       Citizenship or Place of Organization

               UNITED STATES

                      5      Sole Voting Power
 Number of                          539
   Shares
Beneficially          6      Shared Voting Power
  Owned By                          1,206,434
    Each
  Reporting           7      Sole Dispositive Power
   Person                           539
    With
                      8      Shared Dispositive Power
                                    1,212,738

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,162

10      Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*[_]

11      Percent of Class Represented By Amount in Row (9)

                             0.0%

12      Type of Reporting Person*

               IN, HC

Item 1(a)      Name of Issuer:

               Presidio Capital Corp. (the "Issuer").

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               c\o Hemisphere Management (Cayman) Limited, Zephyr House, Mary Street, Grand Cayman, Cayman Islands, British West Indies

Item 2(a)      Name of Person Filing:

               This statement is filed on behalf of the following reporting persons (the "Reporting Persons"): (i) Angelo, Gordon & Co., L.P. ("Angelo, Gordon"), (ii) John M. Angelo, in his capacities as a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and the chief executive officer of Angelo, Gordon and (iii) Michael L. Gordon, in his capacities as the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and the chief operating officer of Angelo, Gordon.

Item 2(b)      Address of Principal Business Office or, if none, Residence:

     (i) The principal business office of Angelo, Gordon is located at 245 Park Avenue, New York, NY 10167.

     (ii) The address of the principal business office of Mr. Angelo is 245 Park Avenue, New York, NY 10167.

     (iii) The address of the principal business office of Mr. Gordon is 245 Park Avenue, New York, NY 10167.

Item 2(c)      Citizenship:

     (i)       Angelo, Gordon is a Delaware limited partnership.

     (ii)      Mr. Angelo is a citizen of the United States.

     (iii)     Mr. Gordon is a citizen of the United States.

Item 2(d)      Title of Class of Securities:

               Class A Common Stock, $0.01 par value (the "Shares").

Item 2(e)      CUSIP Number:

               G72201109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (i) Angelo, Gordon is a broker-dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

     (ii)      Mr. Angelo is a "parent holding company."

     (iii)     Mr. Gordon is a "parent holding company."

Item 4.        Ownership:

 (a)           Amount Beneficially Owned:

     (i) As of December 31, 1996, Angelo, Gordon may be deemed to be the beneficial owner of 1,195,308 Shares as a result of voting and dispositive powers that it held with respect to 115,617 Shares it held for its own account and 1,079,691 Shares held for the account of thirteen private investment funds and managed accounts for which it acts as general partner and/or investment adviser. In addition thereto, Angelo, Gordon may be deemed to have voting and dispositive powers with respect to 11,126 Shares owned by an employee benefit plan sponsored by Angelo, Gordon for which Mr. Angelo and Mr. Gordon are trustees with voting and dispositive powers. Also, Angelo, Gordon may be deemed to have dispositive powers, but not voting powers, with respect to 8,864 Shares owned by clients of Angelo, Gordon from whom Mr. Angelo or Mr. Gordon have been given such dispositive powers.

     (ii) Mr. Angelo is the beneficial owner of the 1,300 Shares held for his own account as well as 2,700 Shares held by his individual retirement account and 300 Shares held for his benefit in an employee benefit plan account. He may also be considered a beneficial owner of the 1,195,308 Shares held by Angelo, Gordon referred to in paragraph (a)(i) above. In addition thereto, Mr. Angelo may be deemed to have voting and dispositive powers with respect to the 11,126 Shares referred to in paragraph (a)(i) above, of which 300 Shares are for his benefit as previously stated. Also, Mr. Angelo has dispositive powers, but not voting powers, with respect to 14,485 Shares owned by clients of Angelo, Gordon. Mr. Angelo is the chief executive officer of Angelo, Gordon and is a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon.

     (iii) Mr. Gordon is the beneficial owner of the 539 Shares held for his own account as well as 3,623 Shares held for his benefit in an employee benefit plan account. He may also be considered a beneficial owner of the 1,195,308 Shares held by Angelo, Gordon referred to in paragraph (a)(i) above. In addition thereto, Mr. Gordon may be deemed to have voting and dispositive powers with respect to the 11,126 Shares referred to in paragraph (a)(i) above, of which 3,623 Shares are for his benefit as previously stated. Also, Mr. Gordon has dispositve powers, but not voting powers, with respect to 6,304 Shares owned by clients of Angelo, Gordon. Mr. Gordon is the chief operating officer of Angelo, Gordon and is the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon.

 (b)           Percent of Class:

               The number of Shares  beneficially  owned by Angelo,  Gordon, Mr.
               Angelo  and  Mr.  Gordon   constitute   13.6%,   0.0%  and  0.0%,
               respectively of the total number of Shares outstanding.

 (c)           Number of shares as to which such person has:

                                      Angelo,Gordon    Mr. Angelo    Mr. Gordon
                                      -------------    ----------    ----------

(i)       sole power to vote or to
          direct the vote:              1,195,308          4,000          539

(ii)      shared power to vote or
          to direct the vote:              11,126      1,206,434    1,206,434

(iii)     sole power to dispose or
          to direct the disposition of: 1,195,308          4,000          539

(iv)      shared power to dispose or
          to direct the disposition of:    19,990      1,220,919    1,212,738


Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               The limited partners of (or investors in) each of thirteen funds for which Angelo, Gordon acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their respective funds (including the Shares) in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported On by the Parent  Holding
               Company:

               See Exhibit B.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 10, 1997               ANGELO, GORDON & CO., L.P.

                                        By:  AG Partners, L.P.
                                             General Partner


                                             By: /S/ MICHAEL L. GORDON
                                                 ------------------------
                                                 Name: Michael L. Gordon
                                                 Title:General Partner



Dated:  February 10, 1997               /S/ JOHN M. ANGELO
                                        ---------------------------------------
                                        JOHN M. ANGELO



Dated:  February 10, 1997               /S/ MICHAEL L. GORDON
                                        ---------------------------------------
                                        MICHAEL L. GORDON

                                    EXHIBITS

                                                                          Page
                                                                        --------


A.     Joint Filing Agreement, dated February 7, 1996, by and among
       Angelo,  Gordon & Co.,  L.P.,  Mr.  John M.  Angelo  and Mr.
       Michael L. Gordon ..................................................10

B.     Item 7 disclosure ..................................................11